Ballard Power Systems Inc.

News Release

Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Shareholders Approve Sale of Automotive Fuel Cell Assets; Will Enable Company to Concentrate on Commercial Markets

For Immediate Release – All Amounts in U.S. Dollars, Unless Otherwise Noted

Vancouver, Canada – January 25, 2008 – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that shareholders have approved the previously announced transaction to sell the company’s automotive fuel cell assets to Daimler AG and Ford Motor Company. Of the shares voted, 97.8% were in favor, giving overwhelming support to the transaction. Daimler and Ford were restricted from this vote.

“This transaction lowers Ballard’s risk profile by addressing the realities of the high cost and long timeline for automotive fuel cell commercialization,” said John Sheridan, Ballard’s President and CEO. “It enables us to concentrate on growth in fuel cell applications which provide clean energy solutions in commercial markets such as materials handling, backup power and residential cogeneration.”

The transaction is expected to close on January 31, 2008. Details of the transaction are contained in Ballard’s Management Information Circular dated December 13, 2007. This document is available at www.sedar.com, www.sec.gov/edgar.shtml and on Ballard’s website, www.ballard.com.

About Ballard Power Systems
Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) is recognized as a leader in the development, manufacture and sale of hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.